# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Atlantic International Corp., CIK 0001604888
CUSIP: 048592109
Title of class of securities: Common Stock, Par Value $0.00001 per share
Address of issuer's principal executive offices: 270 SYLVAN AVENUE, SUITE 2230, Englewood Cliffs, New Jersey (NJ), 07632
Date of event which requires filing of this statement: 10/31/2024
Filed by CIK 0002067093
Persons authorized to receive notices and communications: C. Todd Kumble, SPP Credit Adv, 550 Fifth Avenue, 12th Floor, New York, New York (NY), 10036, (212) 455-4500; Copy to: Larry Makel, Dorsey &, 200 Crescent Court, Suite 1600, Dallas, Texas (TX), 75201, (214) 981-9900

## Reporting persons
- SPP Credit Advisors, LLC (CIK 0002067093): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 26,358,926; shared voting power 0; sole dispositive power 26,358,926; shared dispositive power 0; aggregate amount beneficially owned 26,358,926 (42% of the class)
- Kumble Todd Charles: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 26,358,926; shared voting power 0; sole dispositive power 26,358,926; shared dispositive power 0; aggregate amount beneficially owned 26,358,926 (42% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.00001 per share
Name of issuer: Atlantic International Corp.
Address of issuer's principal executive offices: 270 SYLVAN AVENUE, SUITE 2230, Englewood Cliffs, New Jersey (NJ), 07632

## Item 2. Identity and Background
Name of person filing:
(i) SPP Credit Advisors, LLC ("SPP")
(ii) C. Todd Kumble ("Kumble" and together with SPP, "Reporting Person")
Residence or business address:
SPP: 550 Fifth Avenue, 12th Floor, New York, NY 10036
Kumble: 550 Fifth Avenue, 12th Floor, New York, NY 10036
Present principal occupation or employment:
SPP: Registered Investment Manager
Kumble: Fund Manager at SPP
Criminal convictions in the last five years:
SPP: No
Kumble: No
Civil proceedings (securities laws) in the last five years:
SPP: No
Kumble: No
Citizenship: Kumble: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Pursuant to that certain Loan Agreement dated August 31, 2021 (as amended, restated, supplemented, or otherwise modified from time to time, the "Loan Agreement"), by and among IDC Technologies, Inc. ("IDC") the other borrowers referred to therein and SPP, on April 28, 2025 SPP exercised post-default remedies with respect to certain personal property of IDC (the "Collateral"), including 21,983,926 shares of Issuer, and a convertible promissory note in the principal amount of $35,000,000 (the "Convertible Note"). SPP conducted a Uniform Commercial Code public sale proceeding at which SPP purchased the shares for a credit bid of $1 plus the agreement to apply all cash received from the sale of the shares to the obligations under the Loan Agreement plus the agreement to return any unsold shares to IDC upon and after the indefeasible and final payment in full of the obligations under the Loan Agreement. As of April 28, 2025, the outstanding amounts owed under the Loan Agreement, including principal, interest and fees, was $47,063,404.46.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person received the securities referred to on Item 3 above by purchasing the shares and the Convertible Note at a Uniform Commercial Code sale proceeding after exercising its post-default collateral remedies. The Reporting Person may dispose of the shares or Convertible Notes from time to time, based on market conditions and other business considerations, and expects to dispose of as many shares as possible under applicable limitations over the next several months. Other than as set forth herein, the Reporting Person does not have any plans or proposals what would relate to or would result in (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) any action similar to any of the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 26,358,926 (42%) shares, including 21,983,926 shares and 4,375,000 shares issuable upon conversion of the Convertible Note beneficially owned by SPP Credit Advisors, LLC and included pursuant to Rule 13d-3(d)(1)(i) of the Act. The percentage ownership is based on 58,375,488 shares outstanding as of March 31, 2025, as reported on Issuer's Form 10-K filed May 14, 2025, plus 4,375,000 shares issuable upon conversion of the Note.
Number of shares as to which each person has sole or shared power to vote or dispose: 26,358,926
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: No person has the right to receive, or the power to direct the receipt of dividends from, or proceeds from, the sale of such securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Amended and Restated Loan Agreement

On April 29, 2025, IDC Technologies, Inc. ("IDC"), Lyneer Investments, LLC ("Lyneer Investments"), Lyneer Holdings, Inc. ("Lyneer Holdings") and Lyneer Staffing Solutions, LLC ("Lyneer Staffing", and together with IDC, Lyneer Investments and Lyneer Holdings, the "Borrowers") entered into that certain Amended and Restated Loan Agreement (the "Loan Agreement") with certain financial institutions party thereto as lenders ("Lenders") and SPP Credit Advisors LLC ("SPP") in its capacity as agent for the Lenders (in such capacity, the "Agent"). The Loan Agreement amended and restated that certain Loan Agreement dated as of August 31, 2021 (the "Existing Loan Agreement") and, among other things, amended the terms of the Existing Loan Agreement to accommodate a new credit facility with North Mill Capital LLC (d/b/a SLR Business Credit) and Lyneer Staffing as borrower.

The aggregate amount of Loans (as defined in the Loan Agreement) made on the date of the Existing Loan Agreement was $30,000,000. As of April 28, 2025, the aggregate outstanding principal amount of the Loans is $37,897,672.06, the aggregate amount of accrued and unpaid interest on the Loans is $2,546,232.40, the Exit Fee (as defined in the Loan Agreement) is $5,119,500, and the costs and expenses payable by the Borrowers to the Agent and the Lenders are $1,500,000.

The Loans bear interest on the outstanding principal amount at a rate per annum equal to 5.00%. The Borrowers shall pay in arrears in cash to the Lenders interest accrued on the outstanding principal amount of the Loans on the first day of each calendar month. The maturity date is March 31, 2027. The Borrowers are also required to pay the Agent an administration fee of $25,000 annually beginning on April 29, 2025, and on each anniversary thereafter.

The Loan Agreement requires that the Borrowers prepay the Loans in full (subject to the Intercreditor Agreements (as defined in the Loan Agreement)) upon the occurrence of the following events: (a) a Change of Control (as defined in the Loan Agreement), sale or other disposition of a majority of the outstanding capital stock of Atlantic International Corp. ("Atlantic") or a merger of Atlantic with another person, or an acceleration of the Loans pursuant to Section 9.02 of the Loan Agreement, (b) a Disposition (as defined in the Loan Agreement) with respect to any property of any Loan Party (as defined in the Loan Agreement) or any of its Subsidiaries, (c) upon the Disposition or issuance of the Equity Interests (as defined in the Loan Agreement) of any Loan Party, (d) upon the incurrence or issuance by Atlantic or any of its Subsidiaries or any Loan Party or any of its Subsidiaries of any Indebtedness (as defined in the Loan Agreement), (e) upon receipt of any cash by any Loan Party or its Subsidiaries not in the ordinary course of business, and (f) upon the occurrence of a Disposition of the Specified Real Property (as defined in the Loan Agreement).

The proceeds of the Loans are to be used for general corporate purposes of the Borrowers.
The Loan Agreement is secured by all assets of the Borrowers, providing the Agent with a first-priority security interest in the Equity Interests owned and pledged by the Borrowers, including the Equity Interests of Atlantic owned by IDC.

The Loan Agreement provides the Agent the right to designate an observer to the board of directors or equivalent governing body of each of IDC and Lyneer Investments, which boards or equivalent governing bodies shall meet at least two times per year. The Agent-appointed observer is entitled to receive notice of and copies of all materials provided to directors in connection with, and is entitled to attend, all meetings of the board of directors or equivalent governing body of each of IDC and Lyneer Investments.

Pledge and Security Agreement

On August 31, 2021, IDC Technologies, Inc. ("IDC"), Lyneer Investments, LLC ("Lyneer Investments"), Lyneer Holdings, Inc. ("Lyneer Holdings"), Lyneer Staffing Solutions, LLC ("Lyneer Staffing", and collectively with IDC, Lyneer Investments and Lyneer Holdings, the "Grantors"), and SPP Credit Advisors as the agent (in such capacity, the "Agent") entered into that certain Pledge and Security Agreement (the "Security Agreement").

The Security Agreement grants the Agent a continuing security interest in all assets of the Grantors now owned or hereafter acquired, including the shares of Equity Interests owned or at any time and from time to time acquired by a Grantor. The Security Agreement provides that upon the occurrence and during the continuance of an Event of Default, the Agent is granted all rights of each Grantor to exercise the voting and other consensual rights which it would otherwise be entitled to exercise, and to receive the dividends, distributions, interest and other payments that it would otherwise be authorized to receive and retain.

Purchase Agreement (Atlantic Shares)

On April 28, 2025, SPP Credit Advisors LLC, in its capacity as administrative agent for certain lenders and as secured party (in such capacity, the "Secured Party"), and SPP Credit Advisors LLC, in its capacity as transferee (in such capacity, the "Transferee") entered into that certain Purchase Agreement (the "Atlantic Shares Purchase Agreement") with respect to the shares of Atlantic International Corp. ("Atlantic") owned by IDC Technologies, Inc. ("IDC").
At the Auction (as defined in the Atlantic Shares Purchase Agreement), in accordance with the terms set forth in the Atlantic Shares Purchase Agreement, the Transferee purchased the shares of Atlantic described on Schedule 1 of the Atlantic Shares Purchase Agreement (the "Purchased Shares") for a credit bid of $1 plus the agreement to apply all cash received thereby from the sale of the Purchased Shares to the Obligations (as defined in the Atlantic Shares Purchase Agreement).

Purchase Agreement (Lyneer Merger Note)

On April 28, 2025, SPP Credit Advisors LLC (the "Transferee") and BMO Bank, N.A., as administrative agent for certain lenders and as secured party (in such capacity, the "Secured Party") entered into that certain Purchase Agreement (the "Merger Note Purchase Agreement") with respect to the Convertible Promissory Note dated June 18, 2024, in the original principal amount of $35,000,000 (the "Lyneer Merger Note") executed by Atlantic International Corp. ("Atlantic") and payable to IDC Technologies, Inc. ("IDC"). IDC pledged the indebtedness under the Lyneer Merger Note and the right to receive all payments thereunder and to exercise all rights and remedies thereunder and all related rights, titles and interests to the Secured Party in connection with that certain ABL Credit Agreement, dated as of August 31, 2021.

At the Auction (as defined in the Merger Note Purchase Agreement), in accordance with the terms set forth in the Merger Note Purchase Agreement, the Transferee purchased the Lyneer Merger Note, free and clear of liens, security interests, claims and interests for a credit bid of $1 plus the agreement to apply all cash received thereby from payments received by Transferee to the SPP Obligations (as defined in the Merger Note Purchase Agreement) in accordance with the SPP Loan Agreement (as defined in the Merger Note Purchase Agreement).

Convertible Promissory Note

On April 28, 2025, Atlantic International Corp. ("Atlantic") executed that certain Amended and Restated Convertible Promissory Note (the "Lyneer Merger Note"), whereby Atlantic promised to pay the original principal amount of $35,000,000 to IDC Technologies, Inc. ("IDC"). The Lyneer Merger Note amended and restated that certain Convertible Promissory Note dated as of June 18, 2024, executed by Atlantic and payable to the order of IDC.

The Lyneer Merger Note was issued by Atlantic to IDC pursuant to the terms of that certain Amended and Restated Agreement and Plan of Reorganization dated as of May 29, 2023, as amended on June 22, 2023, as further amended on June 23, 2023, October 5, 2023, October 17, 2023, November 3, 2023, January 16, 2024, and April 15, 2024, entered into among Atlantic, IDC, Atlantic Acquisition Corp., Atlantic Merger LLC, Lyneer Investments, LLC and SeqLL Merger LLC (the "Merger Agreement"). The Maturity Date under the Lyneer Merger Note is the earlier of (a) March 31, 2027, (b) the completion of debt or equity offerings by Atlantic in which Atlantic received gross proceeds of at least $40,000,000, or (c) any other date on which any principal amount of, or accrued unpaid interest on, the Lyneer Merger Note is declared to be, or becomes, due and payable pursuant to its terms prior to the Maturity Date.

The Lyneer Merger Note may be prepaid in whole or in part without penalty or deduction. The principal amount of the Lyneer Merger Note shall not beer interest, however, following an Event of Default (as defined in the Lyneer Merger Note), the Lyneer Merger Note shall bear simple interest at a rate equal to 7% per annum payable on demand.

At any time following the Note Term (as defined in the Lyneer Merger Note), IDC shall have the right, at IDC's option, to convert all, but not part, of the outstanding Conversion Amount (as defined in the Lyneer Merger Note), into fully paid and non-assessable Common Stock of Atlantic or other securities into which such Common Stock shall thereafter be changed or reclassified at a price per share of Common Stock equal to the lowest daily VWAP during five trading days immediately preceding the date of the conversion notice.

The Lyneer Merger Note contains restrictions on Atlantic's ability to pay, declare or set apart for such payment, any dividend or other distribution on the Common Stock (or other capital securities of Atlantic) other than dividends on Common Stock solely in the form of additional shares of Common Stock unless IDC provides its prior written consent. The Lyneer Merger Note also contains restrictions on Atlantic's rights to change the nature of its business, sell, divest, change the structure of any material assets or any subsidiary other than in the ordinary course of business, accept Merchant-Cash-Advances in which it sells future receivables at a discount, any other factoring transactions or similar transactions, or enter into a borrowing arrangement where Atlantic pays an effective APR greater than 20%. Under the Lyneer Merger Note, Atlantic also may not redeem, repurchase or otherwise acquire in any transaction or series of transactions any Common Stock of Atlantic or any warrants, rights or options to purchase or acquire any such shares without the written consent of IDC.

The Lyneer Merger Note includes specified events of default, including, among others, Atlantic's failure to maintain the listing or quotation of its Common Stock on Nasdaq or any other national securities exchange, and a Change of Control (as defined in the Lyneer Merger Note), which trigger IDC's right to accelerate repayment, exercise its right of setoff, exercise any or all rights, powers and remedies provided for in the Lyneer Merger Note or existing at law or in equity, and to charge the Default Rate (as defined in the Lyneer Merger Note) of interest on the principal amount outstanding.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 Amended and Restated Loan Agreement dated April 29, 2025 among IDC, Borrowers, and SPP

Exhibit 10.2 Pledge and Security Agreement dated August 31, 2021 among IDC, Grantors, and SPP

Exhibit 10.3 Purchase Agreement dated April 28, 2025 between SPP as administrative agent and SPP as transferee

Exhibit 10.4 Purchase Agreement dated April 28, 2025 between BMO Bank, NA and SPP

Exhibit 10.5 Amended and Restated Convertible Promissory Note dated April 28, 2025 executed by Issuer and payable to IDC

Exhibit 99.1 Joint Filing Agreement dated May 15, 2025 by and between SPP and C. Todd Kumble

## Signatures
- SPP Credit Advisors, LLC: C. Todd Kimble, C. Todd Kimble, Manager (05/15/2025)
- Kumble Todd Charles: C. Todd Kimble, C. Todd Kumble (05/15/2025)